EXHIBIT 12.2

PRO FORMA COMPUTATION OF
RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

Pro Forma
Fiscal Year
Ended
May 25, 2003
Fixed Charges as defined:
Interest expense	$69,967
Capitalized expense	111
One third of non-cancelable lease rent	5,381

Total fixed charges (A)	75,460
Earnings as defined:
Pretax income	95,588
Add fixed charges	75,460
Less capitalized interest	(111)

Earnings and fixed charges (B)	$170,937
Ratio of earnings to fixed charges (B/A)	2.27